SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G*
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                           Nova Biosource Fuels, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    65488W103
                                 (CUSIP Number)

                                December 19, 2006
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





                              (Page 1 of 14 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65488W103                 13G                    Page 2 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ospraie Management, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER

               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER

               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

            9,720,032 shares of Common Stock
            (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 3 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                   Ospraie Holding I, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9,720,032 shares of Common Stock
            (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------

CUSIP No. 65488W103                  13G                   Page 4 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                  Ospraie Management, Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9,720,032 shares of Common Stock
            (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                CO
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 5 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                    Ospraie Advisors, L.P.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,860,016 shares of Common Stock
            (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                PN
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 6 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Ospraie Advisors, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,860,016 shares of Common Stock
            (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                OO
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 7 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                           Dwight Anderson
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               9,720,032 shares of Common Stock
               (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            9,720,032 shares of Common Stock
            (Includes Warrants to purchase 2,243,084 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                8.7%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 8 of 14 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                               John Duryea
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
               4,860,016 shares of Common Stock
               (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,860,016 shares of Common Stock
            (Includes Warrants to purchase 1,121,542 shares of Common Stock)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                4.3%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
                                                IN
-----------------------------------------------------------------------------

CUSIP No. 65488W103                 13G                    Page 9 of 14 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is Nova Biosource Fuels, Inc. (the "Company")

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at The Riviana Building, 2777 Allen Parkway, Suite 860, Houston, Texas 77019.

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) Ospraie Management, LLC, a Delaware limited liability company ("Investment Manager"), which serves (a) as investment manager to The Ospraie Portfolio Ltd. ("Portfolio"), a Cayman Islands exempted company, with respect to the shares of Common Stock (as defined in Item 2(d) below) directly owned by Portfolio, and (b) as managing member of Advisors LLC (as defined below), with respect to the shares of Common Stock directly owned by Ospraie Special Opportunities Master Holdings Ltd. ("Master Holdings"), a Cayman Islands exempted company;
          (ii) Ospraie Holding I, L.P., a Delaware limited partnership ("Ospraie Holding"), which serves as the managing member of Investment Manager, with respect to the shares of Common Stock directly owned by Portfolio and Master Holdings;
          (iii) Ospraie Management, Inc., a Delaware corporation ("Ospraie Management"), which serves as the general partner of Ospraie Holding, with respect to the shares of Common Stock directly owned by Portfolio and Master Holdings;
          (iv) Ospraie Advisors, L.P., a Delaware limited partnership ("Advisors LP"), which serves as the investment manager to Master Holdings with respect to the shares of Common Stock directly owned by Master Holdings;
          (v) Ospraie Advisors, LLC, a Delaware limited liability company ("Advisors LLC"), which serves as the general partner of Ospraie Advisors, L.P., with respect to the shares of Common Stock directly owned by Master Holdings;
          (vi) Dwight Anderson ("Mr. Anderson"), the sole shareholder of Ospraie Management, with respect to the shares of Common Stock held by Portfolio and Master Holdings; and
          (vii) John Duryea ("Mr. Duryea"), a portfolio manager of Advisors LP, with respect to the shares of Common Stock held by Master Holdings.

                The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is 320 Park Avenue, 27th Floor, New York, New York 10022, U.S.A.

CUSIP No. 65488W103                 13G                   Page 10 of 14 Pages


Item 2(c).     Citizenship:

     Investment Manager is a limited liability company organized under the laws of the State of Delaware. Ospraie Holding is a limited partnership organized under the laws of the State of Delaware. Ospraie Management is a corporation organized under the laws of the State of Delaware. Advisors LP is a limited partnership organized under the laws of the State of Delaware. Advisors LLC is a limited liability company organized under the laws of the State of Delaware. Mr. Anderson is a United States citizen. Mr. Duryea is a United States citizen.

Item 2(d).     Title of Class of Securities:

     Nova Biosource Fuels, Inc., common stock, par value $0.001 per share (the "Common Stock").

Item 2(e).  CUSIP Number:
     669789109

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [ ]  Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check the box.[X]

CUSIP No. 65488W103                  13G                  Page 11 of 14 Pages

Item 4.   Ownership.

      A. Ospraie Management, LLC
             (a) Amount beneficially owned: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
             (b) Percent of class: 8.7% The percentages used herein and in the rest of Item 4 are calculated based upon the 112,241,774 shares of Common Stock issued and outstanding as of December 19, 2006 as reflected in Schedule A of the Securities Purchase Agreement, between the Company and Portfolio, dated December 19, 2006, Schedule A of the Securities Purchase Agreement, between the Company and Master Holdings, dated December 19, 2006, and the Current Report on Form 8-K of the Company, filed on December 20, 2006 (the "December 8-K"). The form of the securities purchase agreements is attached as Exhibit 99.1 to the December 8-K.
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.

      B. Ospraie Holding I, L.P.
             (a) Amount beneficially owned: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
             (b) Percent of class: 8.7%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.

      C. Ospraie Management, Inc.
             (a) Amount beneficially owned: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
             (b) Percent of class: 8.7%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.

      D. Ospraie Advisors, L.P.
             (a) Amount beneficially owned: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
             (b) Percent of class: 4.3%

CUSIP No. 65488W103                 13G                   Page 12 of 14 Pages

             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.

      E. Ospraie Advisors, LLC
             (a) Amount beneficially owned: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
             (b) Percent of class: 4.3%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.

      F. Dwight Anderson
             (a) Amount beneficially owned: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
             (b) Percent of class: 8.7%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 9,720,032 shares of Common Stock which includes Warrants to purchase 2,243,084 shares of Common Stock.

      G. John Duryea
             (a) Amount beneficially owned: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
             (b) Percent of class: 4.3%
             (c) Number of shares as to which such person has:
                (i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 4,860,016 shares of Common Stock which includes Warrants to purchase 1,121,542 shares of Common Stock.

Item 5.     Ownership of Five Percent or Less of a Class.
     Not applicable.

CUSIP No. 65488W103                13G                    Page 13 of 14 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Investment Manager, in its capacity as the investment manager to Portfolio, has the power to direct the investment activities of Portfolio, including decisions with respect to the disposition of the proceeds from the sale of Common Stock, and is the managing member of Advisors LLC and in that capacity directs its operations. Ospraie Holding is the managing member of the Investment Manager and in that capacity directs its operations. Ospraie Management is the general partner of Ospraie Holding and in that capacity directs its operations. Advisors LP, in its capacity as the investment manager to Master Holdings, has the power to direct the investment activities of Master Holdings, including decisions with respect to the disposition of the proceeds from the sale of Common Stock. Advisors LLC is the general partner of Advisors LP and in that capacity directs its operations. Mr. Anderson is the president and sole shareholder of Ospraie Management and in that capacity, directs its operations. Mr. Duryea is a portfolio manager of Advisors LP and in that capacity has the power to direct the investment activities of Master Holdings. The shareholders of Portfolio and Master Holdings have the right to participate in the dividends from, or proceeds from the sale of, the shares of Common Stock held by Portfolio and Master Holdings, respectively, in accordance with their ownership interests in Portfolio and Master Holdings, respectively.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.     Identification and Classification of Members of the Group.

     See Item 2.

Item 9.     Notice of Dissolution of Group.

     Not applicable.

Item 10.    Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 65488W103                13G                    Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  December 29, 2006

                                        OSPRAIE MANAGEMENT, LLC
                                        By:  Ospraie Holding I, L.P.,
                                             its Managing Member

                                        By:  Ospraie Management, Inc.,
                                             its General Partner

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer
                                             Authorized Signatory

                                        OSPRAIE HOLDING I, L.P.
                                        By:  Ospraie Management, Inc.,
                                             its General Partner

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer
                                             Authorized Signatory

                                        OSPRAIE MANAGEMENT, INC.,

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer
                                             Authorized Signatory

                                        OSPRAIE ADVISORS, L.P.

                                        By:  Ospraie Advisors, LLC,
                                             its General Partner

                                        By:  Ospraie Management, LLC,
                                             its Managing Member

                                        By:  Ospraie Holding I, L.P.,
                                             its Managing Member

                                        By:  Ospraie Management, Inc.,
                                             its General Partner

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer
                                             Authorized Signatory

                                        OSPRAIE ADVISORS, LLC

                                        By:  Ospraie Management, LLC,
                                             its Managing Member

                                        By:  Ospraie Holding I, L.P.,
                                             its Managing Member

                                        By:  Ospraie Management, Inc.,
                                             its General Partner

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer
                                             Authorized Signatory

                                        DWIGHT ANDERSON

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer, Attorney-in-fact

                                        JOHN DURYEA

                                        By:  /s/ Michael Fischer
                                             --------------------------
                                             Michael Fischer, Attorney-in-fact

                                  EXHIBIT INDEX

Exhibit 99.1 -   Power of Attorney, dated December 13, 2006, granted by Dwight
                 Anderson in favor of Kirk Rule, Eric Vincent and Michael
                 Fischer.

Exhibit 99.2 -   Power of Attorney, dated December 13, 2006, granted by John
                 Duryea in favor of Kirk Rule, Eric Vincent and Michael Fischer.

                                                                    EXHIBIT 99.1


                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, DWIGHT ANDERSON, hereby make, constitute and appoint each of KIRK RULE, ERIC VINCENT and MICHAEL FISCHER, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as President, member of or in other capacities with Ospraie Management, LLC ("Ospraie LLC") and each of its affiliates or entities advised by me or Ospraie LLC, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to
Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 13th day of December, 2006.

/s/ DWIGHT ANDERSON
-----------------------
Dwight Anderson

                                                                    EXHIBIT 99.2


                                POWER OF ATTORNEY


KNOW ALL MEN BY THESE PRESENTS, that I, JOHN DURYEA, hereby make, constitute and appoint each of KIRK RULE, ERIC VINCENT and MICHAEL FISCHER, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as portfolio manager, limited partner of or in other capacities with Ospraie Advisors, LP ("Advisors LP") and each of its affiliates or entities advised by me or Advisors LP, all documents, certificates, instruments, statements, filings and agreements ("documents") to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the "SEC") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the "Act") and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 13th day of December, 2006.

/s/ JOHN DURYEA
-----------------------
John Duryea